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File No: 75395.5

NOVEMBER 27, 2009

VIA EDGAR

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	American Community Properties Trust
Preliminary Proxy Statement on Schedule 14A
Filed November 12, 2009
File No. 1-14369

Dear Ms. Gowestski:

As counsel to American Community Properties Trust, a Maryland real estate investment trust (including its subsidiaries, the “Company”), we are transmitting the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter dated November 25, 2009, regarding the above-referenced filing.

For convenience of reference, the Staff’s comment contained in your November 25, 2009 comment letter is reprinted below in italics and is followed by the response of the Company.

We have provided to each of you and Kristina Aberg a courtesy copy of this letter.  All page references in our response are to pages in the preliminary Schedule 14A that was filed on November 12, 2009.  We do not believe that any revisions to the disclosure in the proxy statement are necessary in connection with the Company’s response.

STAFF COMMENT:

1.           Please provide us with your analysis of why the proposed transaction does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3(a)(3) of the Exchange Act.  Alternatively, please tell us which, if any, of the exceptions provided in Rule 13e-3(g) is applicable to your transaction.  Provide a detailed analysis of the factual basis supporting any claimed exemption.

Ms. Jennifer Gowestski
November 27, 2009

RESPONSE:

This response is provided in connection with the proposed merger (the “Merger”) between the Company and FCP/ACPT Acquisition Company, Inc., a subsidiary of FCP Fund I, L.P. (the “Buyer”).

Rule 13e-3

Rule 13e-3 of the Securities Exchange Act of 1934, as amended, defines a “Rule 13e-3 transaction” as any transaction or series of transactions involving one or more of the following transactions:

A.	a purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

B.	a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

C.
a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

A Rule 13e-3 transaction also must have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

•	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Securities Act of 1933, as amended, to be held of record by less than 300 persons; or

•
causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Ms. Jennifer Gowestski
November 27, 2009

Rule 13e-3 defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.  The term “control” is not defined in Rule 13e-3, but is defined in Rule 12b-2.  Rule 12b-2 defines the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

If a transaction satisfies the definition of a Rule 13e-3 transaction, the issuer or any affiliate engaging in a Rule 13e-3 transaction must comply with the filing, disclosure and dissemination requirements of Rule 13e-3.  Rule 13e-3 contains certain exceptions that exempt transactions from the definition of a Rule 13e-3 transaction; however, none are applicable to the proposed Merger.

SEC Interpretive Guidance

Although we are not aware that the SEC has issued any no-action letters for a transaction with similar facts and circumstances to the Merger, the SEC has issued interpretive guidance as to Rule 13e-3 transactions which support our view that Rule 13e-3 will not apply to this transaction.  These interpretations are summarized below.

Adopting Release

In the SEC’s adopting release for Rule 13e-3 and Schedule 13E-3 (Securities Exchange Act of 1934 Release No. 16075, “Going Private Transactions by Public Companies or their Affiliates”), the SEC provided guidance as to when certain persons would be deemed to be affiliates in Rule 13e-3 transactions.  The SEC stated that the determination of whether a person is in control of an issuer depends on all the facts and circumstances and is not limited to control obtained through ownership of equity securities.  The adopting release provided that if a person or group of persons owns a controlling equity interest in both the purchaser and the seller, the sale of assets or merger would be made to an affiliate of the issuer and would be clearly covered by Rule 13e-3, assuming there is a solicitation subject to Regulation 14A.  The SEC also noted that affiliates of the seller can become affiliates of the purchaser through means other than equity ownership as part of the overall sales transaction and thereby are in control of the seller’s business before and after the transaction.  In such cases, the sale, in substance and effect, is being made to an affiliate of the issuer and would constitute a Rule 13e-3 transaction if a solicitation subject to Regulation 14A is involved.

Ms. Jennifer Gowestski
November 27, 2009

Telephone Interpretation

The SEC also has issued a telephone interpretation on this point.  Telephone interpretation no. 3 at page 1 of Section P in the SEC Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) provides the following factual scenario and analysis.  “Company X is not affiliated with Company Y.  X and Y enter into arms-length negotiations concerning the acquisition of Y by X.  Pursuant to the resultant agreement for the acquisition, Y will become a wholly-owned subsidiary of X; however, Y’s management will remain intact.  Release 34-16075 indicates that where such continuity of management exists, a Schedule 13E-3 may be required.  Factors considered to determine whether such a requirement exist include:  increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in X, and the representation of management on the Board of X.”

Analysis

As the SEC stated in the Rule 13e-3 adopting release, the Merger, in substance and effect, would be deemed to be with an affiliate of the Company and would constitute a Rule 13e-3 transaction if a solicitation subject to Regulation 14A is involved and if the Company’s affiliates would be deemed to control the post-Merger entity.

Whether the Merger would be deemed to be a Rule 13e-3 transaction depends primarily on whether (i) the Buyer is deemed to be an affiliate of the Company and (ii) the relationship between the Company’s current affiliates and the post-Merger entities will be significant enough to cause these affiliates to control the Company before and after the Merger.

The Wilson Family Shareholders

As described in the proxy statement, the Wilson Family Shareholders and their affiliates own an aggregate of 2,650,720 common shares of the Company, representing 47% of the Company’s fully diluted outstanding common shares, and have agreed to vote these shares in favor of the Merger.  The Voting Agreement between the Wilson Family Shareholders and the Buyer was entered into concurrently with the execution and delivery of the Agreement and Plan of Merger.  The Voting Agreement is the only arrangement in place between the Wilson Family Shareholders and the Buyer.  In the Merger, the Wilson Family Shareholders will be cashed out along with, and on the same terms as, all of the Company’s other shareholders, and none of them will have any continuing ownership in the Company after the Merger  The Wilson Family Shareholders currently have no affiliation with the Buyer (other than the Voting Agreement) and no such post-Merger affiliation is contemplated or, to the knowledge of the Company, being discussed.

Ms. Jennifer Gowestski
November 27, 2009

Prior to the time that the Company and the Special Committee of the Board of Trustees entered into discussions with the Buyer regarding the Merger, the Wilson Family Shareholders had discussions with the Buyer regarding a possible sale by the Wilson Family Shareholders of their Company common shares to the Buyer, but those discussions were terminated prior to, and superseded by, the negotiation of the Merger.  No agreement was entered into by the Wilson Family Shareholders and the Buyer in connection with such discussions.  In addition, once the Company and the Buyer commenced discussions and negotiations regarding the Merger, as more fully described in the proxy statement, the Company formed the Special Committee comprised solely of independent trustees to evaluate the proposed transaction, and Mr. J. Michael Wilson had no involvement in negotiating the Merger and the Merger Agreement on behalf of the Company.

Accordingly, the relationship between the Wilson Family Shareholders and the Buyer does not trigger any need to treat the Merger as a Rule 13e-3 Transaction.

Paul J. Isaac

As described in the proxy statement, the Buyer has entered into an arrangement with Mr. Paul Isaac who, together with certain related persons and affiliates, owns approximately 15.4% of the outstanding common shares of the Company.  Under the arrangement between Mr. Isaac and the Buyer, Mr. Isaac and substantially all of such related persons and affiliates will make a passive indirect investment in the surviving entity resulting from the Merger and have agreed to vote their common shares (representing 14.8% of the Company’s outstanding common shares) in favor of the Merger.  As described in the Background section of the proxy statement (see pages 28-29), Mr. Isaac and the Buyer commenced discussing and negotiating their arrangement only after the Merger Agreement was negotiated by the Company and the Buyer at arms-length, and entered into and publicly announced by the Company and the Buyer.  No discussions occurred between Mr. Isaac and the Buyer prior to execution and public announcement of the Merger Agreement nor were any discussions or arrangements contemplated at the time the Merger Agreement was executed by the Company and the Buyer.  In fact, according to the amendment to his Schedule 13D filed on October 7, 2009, Mr. Isaac indicated that he was still reviewing the proposed Merger and his alternatives with respect to his investment in the Company more than a week after the Merger Agreement was publicly announced.  Mr. Isaac approached the Buyer on an unsolicited basis regarding the arrangement only after the Merger had been publicly announced.

The Buyer has confirmed to the Company that Mr. Isaac’s investment in the surviving company resulting from the Merger will be a passive economic investment only, and that Mr. Isaac and his affiliates will have no management position with the Buyer or its affiliates, no involvement in the management of the surviving entity and will not be entitled to appoint or designate any members of the board of trustees of the surviving company.  The Buyer has also informed the Company that all of the common shares of the Company that are owned by Mr. Isaac and his affiliates will be cashed-out along with all other outstanding common shares of the Company at the effective time of the Merger, for the same per share consideration to be received by the Company’s other common shareholders.

Ms. Jennifer Gowestski
November 27, 2009

As discussed on page 26 of the proxy statement, Ross Levin, a former trustee of the Company, resigned as a trustee on September 8, 2009.  Mr. Levin is an employee of an affiliate of Mr. Isaac.  Mr. Levin resigned because he did not approve of the process that the Board was undertaking with respect to a sale of the Company.  After Mr. Levin’s resignation as a trustee of the Company, Mr. Isaac had no affiliation with the Company other than as a passive shareholder.

While his percentage ownership of the Company could reasonably lead to a presumptive conclusion that Mr. Isaac is nonetheless an affiliate of the Company, we believe that the circumstances regarding the ownership of 47% of the outstanding common shares by the Wilson Family Shareholders and an additional 7% of the outstanding common shares by the Company’s Chief Executive Officer and other officers and trustees, collectively representing a majority of the voting power of the Company, would rebut the presumption that Isaac “controls” the Company as defined in Rule 12b-2 and, therefore, constitutes an affiliate of the Company.  In addition, as discussed above, Mr. Isaac had no relationship with the Buyer prior to entering into the arrangement described above.

Because Mr. Isaac is not an affiliate of the Company, had no affiliation with the Buyer prior to entering into the arrangement described above and will have no affiliation with the Buyer post-Merger other than a passive indirect economic interest in the surviving company, the Company does not believe any of the relationships involving Mr. Isaac cause the Merger to be a Rule 13e-3 Transaction.  Moreover, even if one were to conclude that Mr. Isaac is an affiliate of the Company (which, as discussed above, is not a conclusion that the Company believes would be reasonable), based on the fact that his investment in the surviving company is a passive indirect economic interest only and that he and the Buyer commenced discussing and negotiating such investment only after the announcement of the Merger, the Company still does not believe that any of the relationships involving Mr. Isaac cause the Merger to be a Rule 13e-3 Transaction.

Other Relationships

The Buyer does not own any equity interest in the Company and has not entered into any arrangement with any of the Company’s officers or trustees regarding employment post-Merger.

Ms. Jennifer Gowestski
November 27, 2009

Conclusion

Based on the foregoing facts and circumstances of the Merger, we believe it is reasonable to conclude that the Merger is not the type of transaction that Rule 13e-3 was intended to address.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Mathew M. Martin

Enclosure